                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              3-D GEOPHYSICAL, INC.
                            (NAME OF SUBJECT COMPANY)

                              WAI ACQUISITION CORP.
                               WESTERN ATLAS INC.
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    88553V107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             JAMES E. BRASHER, ESQ.
                              WAI ACQUISITION CORP.
                             C/O WESTERN ATLAS INC.
                              10205 WESTHEIMER ROAD
                                  P.O. BOX 1407
                              HOUSTON, TEXAS 77251
                                 (713) 266-5700
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                              ON BEHALF OF BIDDER)


                                   COPIES TO:

                              DANIEL A. NEFF, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                      (212)
                                    403-1000

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
       Transaction Valuation*                     Amount of Filing Fee**
           $114,995,829                                  $23,000
--------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. Based upon 11,916,666 shares of Common Stock, par value $.01 per share, of 3-D Geophysical, Inc. outstanding on March 2, 1998.

** The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

      [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

              Amount Previously Paid                None
              Form of Registration No.:             N/A
              Filing Party:                         N/A
              Date Filed:                           N/A

         CUSIP No. 88553V107                                      14D-1
--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
       WAI Acquisition Corp. (Pending)
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.     SEC Use Only
--------------------------------------------------------------------------------
4.     Sources of Funds
       AF
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(e) or 2(f)                                                          [ ]
--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization
       Delaware
--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each
       Reporting Person

1,748,306*
--------------------------------------------------------------------------------
8.     Check if the Aggregate Amount in Row (7) Excludes Certain Shares
[ ]
--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7) 14.7%
--------------------------------------------------------------------------------
10.    Type of Reporting Person CO
--------------------------------------------------------------------------------
--------------

* On March 8, 1998, Western Atlas Inc. ("Parent") entered into support agreements (the "Support Agreements") with each member of the Board of Directors of 3-D Geophysical, Inc. (the "Company") and one officer who is not a director (collectively, the "Stockholders"). Pursuant to the Support Agreements, upon the terms set forth therein, the Stockholders generally have agreed to tender, in accordance with the terms of the tender offer described in this statement (the "Offer") 1,748,306 shares of common stock, par value $.01 per share, of the Company (the "Common Stock"). In addition, the Stockholders have granted an irrevocable proxy with respect to such shares of Common Stock to Parent, which shares are reflected in Rows 7 and 9 of pages 3 and 4 of this Schedule 14D-1. The Support Agreements are described in more detail in Section 11 of the Offer to Purchase dated March 13, 1998.

         CUSIP No. 88553V107                                      14D-1
--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
       Western Atlas Inc. 95-3894675
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.     SEC Use Only
--------------------------------------------------------------------------------
4.     Sources of Funds
       BK, OO
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(e) or 2(f)                                                          [ ]
--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization
       Delaware
--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each
       Reporting Person
       1,748,306
--------------------------------------------------------------------------------
8.     Check if the Aggregate Amount in Row (7)
       Excludes Certain Shares                                               [ ]
--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)
       14.7%
--------------------------------------------------------------------------------
10.    Type of Reporting Person
                CO
--------------------------------------------------------------------------------

      This Schedule 14D-1 Tender Offer Statement relates to the offer by WAI Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Western Atlas Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of 3-D Geophysical, Inc., a Delaware corporation (the "Company"), and the associated preferred share purchase rights (the "Rights") issued pursuant to the Share Purchase Rights Agreement, dated as of July 17, 1997, between the Company and American Securities Transfer & Trust, Inc., as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $9.65 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"), which are annexed to and filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. This Schedule 14D-1 is being filed on behalf of the Purchaser and Parent.

ITEM 1.    SECURITY AND SUBJECT COMPANY.

      (a) The name of the subject company is 3-D Geophysical, Inc. The address of its principal executive offices is 8226 Parker Meadows Drive, Littleton, Colorado 80124.

      (b) Reference is hereby made to the information set forth in the "Introduction," Section 1 ("Terms of the Offer") and Section 11 ("Purpose of the Offer; the Merger Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; the Rights") of the Offer to Purchase, which is incorporated herein by reference.

      (c) Reference is hereby made to the information set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2.    IDENTITY AND BACKGROUND.

      (a)-(d) This Statement is being filed on behalf of Parent and the Purchaser for purposes of the Schedule 14D-1. Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and the Purchaser") and Schedule I (Directors and Executive Officers of Parent and the Purchaser) of the Offer to Purchase, which is incorporated herein by reference.

      (e)-(f) During the last five years, neither Parent nor the Purchaser, nor, to the best of their knowledge, any of their respective executive officers and directors listed in Schedule I (Directors and Executive Officers of Parent and the Purchaser) of the Offer to Purchase, which is incorporated herein by reference, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

      (g) Reference is hereby made to the information set forth in Schedule I (Directors and Executive Officers of Parent and the Purchaser) of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3.    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

      (a)-(b) Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and the Purchaser"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; the Merger Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; the Rights") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a)-(b) Reference is made to the information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase, which is incorporated herein by reference.

      (c) Not applicable.

ITEM 5.    PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

      (a)-(g) Reference is hereby made to the information set forth in the "Introduction," Section 7 ("Possible Effects of the Offer on the Market for the Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations"),
Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer; the Merger Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; the Rights") and Section 13 ("Dividends and Distributions") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a)-(b) Reference is hereby made to the information set forth in Section 9 ("Certain Information Concerning Parent and the Purchaser") and Schedule I (Directors and Executive Directors of Parent and the Purchaser) of the Offer to Purchase, which is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

      Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and the Purchaser"), Section 10 ("Background of the Offer; Contacts with the Company"),
Section 11 ("Purpose of the Offer; the Merger Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; the Rights") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8.    PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

      Reference is hereby made to the information set forth in Section 16 ("Certain Fees and Expenses") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9.    FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

      Reference is hereby made to the information set forth in Section 9 ("Certain Information Concerning Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 10.   ADDITIONAL INFORMATION.

      (a) Reference is hereby made to the information set forth in the "Introduction," Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; the Merger Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; the Rights") of the Offer to Purchase, which is incorporated herein by reference.

      (b)-(c) Reference is hereby made to the information set forth in the "Introduction," Section 11 ("Purpose of the Offer; the Merger Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; the Rights") and
Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

      (d) Reference is hereby made to the information set forth in Section 7 ("Possible Effects of the Offer on the Market for the Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase, which is incorporated herein by reference.

      (e) Reference is hereby made to the information set forth in Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

      (f) Reference is hereby made to the entire texts of the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference.

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)       --      Offer to Purchase, dated March 13, 1998.

(a)(2)       --      Letter of Transmittal.

(a)(3)       --      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(4)       --      Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(5)       --      Notice of Guaranteed Delivery.

(a)(6)       --      Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)       --      Text of press release issued by Parent and the Company on March 9, 1998.

(a)(8)       --      Form of Summary Advertisement, dated March 13, 1998.

(c)(1)       --      Agreement and Plan of Merger, dated as of March 8, 1998 by and among the Company, the
                     Purchaser and Parent.

(c)(2)       --      Form of Support Agreement entered between Parent and Robert P. Andrews, Ralph M. Bahna,
                     Douglas W. Brandrup, Richard Davis, Arthur Emil, P. Dennis O'Brien and Emir L. Tavella.

(c)(3)       --      Form of Support Agreement between Parent and Wayne P. Widynowski.

(c)(4)       --      Form of Support Agreement between Parent and Ronald L. Koons.

(c)(5)       --      Consulting Agreement and Non-Compete Agreement, dated as of March 8, 1998 among Parent,
                     Friedman Enterprises Inc. and Joel Friedman.

(c)(6)       --      Consulting and Non-Compete Agreement, dated as of March 8, 1998 among Parent and Luis H.
                     Ferran Arroyo.

(c)(7)       --      Letter Agreement, dated as of January 20, 1998 between the Company and Parent, as amended

(c)(8)       --      Confidentiality Agreement, dated as of July 18, 1997 between the Company and Parent

(c)(9)       --      Confidentiality Agreement, dated as of December 19, 1997 between the Company and Parent

(d)          --      Not applicable.

(e)          --      Not applicable.

(f)          --      Not applicable.

                                    SIGNATURE

AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: March 13, 1998

                               WESTERN ATLAS INC.


                               By: /s/ JAMES E. BRASHER
                                  _________________________________
                               Name: James E. Brasher
                               Title: Senior Vice President


                               WAI ACQUISITION CORP.


                               By: /s/ JAMES E. BRASHER
                                  _________________________________
                               Name: James E. Brasher
                               Title: Vice President

                                  EXHIBIT INDEX

EXHIBIT
  NO.        DESCRIPTION
-------      -----------
(a)(1)       --      Offer to Purchase, dated March 13, 1998.

(a)(2)       --      Letter of Transmittal.

(a)(3)       --      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(4)       --      Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(5)       --      Notice of Guaranteed Delivery.

(a)(6)       --      Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)       --      Text of press release issued by Parent and the Company on March 9, 1998.

(a)(8)       --      Form of Summary Advertisement, dated March 13, 1998.

(c)(1)       --      Agreement and Plan of Merger, dated as of March 8, 1998 by and among the Company, the
                     Purchaser and Parent.

(c)(2)       --      Form of Support Agreement entered between Parent and Robert P. Andrews, Ralph M. Bahna,
                     Douglas W. Brandrup, Richard Davis, Arthur Emil, P. Dennis O'Brien and Emir L. Tavella.

(c)(3)       --      Form of Support Agreement between Parent and Wayne P. Widynowski.

(c)(4)       --      Form of Support Agreement between Parent and Ronald L. Koons.

(c)(5)       --      Consulting Agreement and Non-Compete Agreement, dated as of March 8, 1998 among Parent,

                     Friedman Enterprises Inc. and Joel Friedman.

(c)(6)       --      Consulting and Non-Compete Agreement, dated as of March 8, 1998 among Parent and Luis H.
                     Ferran Arroyo.

(c)(7)       --      Letter Agreement, dated as of January 20, 1988 between the Company and Parent, as amended

(c)(8)       --      Confidentiality Agreement, dated as of July 18, 1997 between the Company and Parent

(c)(9)       --      Confidentiality Agreement, dated as of December 19, 1997 between the Company and Parent

(d)          --      Not applicable.

(e)          --      Not applicable.

(f)          --      Not applicable.


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